Merrill Lynch New Jersey Municipal Bond Fund of
               Merrill Lynch Multi-State Municipal Series Trust
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536




                                 May 30, 2006



VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Division of Investment Management

                        Re: Merrill Lynch New Jersey Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust Request for Withdrawal of Registration Statement on Form N-14 (File No. 333-133819)
                              ------------------------------------------------

Ladies and Gentlemen:

         We hereby request withdrawal of the registration statement on Form N-14 of Merrill Lynch New Jersey Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust (the "Registration Statement") pursuant to Rule 477 under the Securities Act of 1933, as amended. The Registration Statement was originally filed on May 4, 2006 and has never been declared effective. The Registration Statement was filed with the Securities and Exchange Commission with certain incorrect EDGAR codes. A substitute identical registration statement on Form N-14 was filed subsequently on May 10, 2006 to correct these EDGAR codes.

         Any questions or comments regarding this filing should be directed to Ellen W. Harris at (212) 839-5583 or Archana Manoharan at (212) 839-5619, both at the law firm of Sidley Austin LLP.

                                                  Sincerely,

                                                  /s/ Alice A. Pellegrino
                                                  ------------------------------
                                                  Alice A. Pellegrino
                                                  Secretary

cc:      Ellen W. Harris
         Archana Manoharan